FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

CanAlaska Uranium Ltd.

1788 – 650 West Georgia St.

Vancouver, British Columbia, Canada, V6B 4N7

Item 2: Date of Material Change:

September 15, 2008

Item 3: News Release:

A news release dated and issued on September 15, 2008 was disseminated through Canada News Wire

Item 4: Summary of Material Change:

CanAlaska Intersects Uranium Zone at Fond du lac Project

Item 5: Full Description of Material Change:

Vancouver, Canada, Sept 15th, 2008 - CanAlaska Uranium Ltd. (TSX.V – CVV) (“CanAlaska” or the “Company”) has received assay results for uranium-mineralized sections of three drill holes and cores from the Fond du Lac project located on the northern portion of the Athabasca Basin, Saskatchewan.

Lake Athabasca
AIRPORT
Fond du Lac Community
See Inset Map Figure 2 for Drill Hole Locations
Fond du Lac Denesuline First Nation
0 1 2 3 4
Kilometres
Boulder Train
Fond du Lac Denesuline First Nation
ATHABASCA BASIN
Fond du Lac
ATHABASCA BASIN
SASKATCHEWAN
Map Projection:
NAD 83
UTM ZONE 13
NTS:
74O06
Map drafted by:
Brian King
(CanAlaska Uranium Ltd.)
Date:
Sept. 2008
CanAlaska Uranium Ltd.

Figure 1 - Location and Targets

Fond du Lac Project
Athabasca Basin, Saskatchewan

The uranium mineralization at Fond du Lac is principally within the Manitou Falls Formation of the Athabasca Sandstone sequence, and is characterized by strong fracturing, intense silicification, zones of hematization and minor clay alteration.  In the current area of drilling, zoning is apparent, with a central highly mineralized-core.  The mineralization is evident as disseminations and replacement, both in the sandstone and near the surface (see following plan and drill section).

2008 Drill Hole
Known Mineralized Zone
Boulder Train
Fond du Lac Camp
Drill Road
Background: Total Magnetic Intensity
Lake Athabasca
Limit of historically documented U3O8 mineralized zone
B
A
FLC001
FLC002 + FLC003
0
100
200
300
400
500
Metres

Mineralized Zone Highlights - See Tables

Hole	From m	To m	Width m	Grade % U3O8
FLC002	17.20	20.40	3.20	0.22
	18.90	19.70	0.80	0.32
	23.45	23.50	0.05	1.07
	29.60	32.00	2.40	0.09
	39.10	41.00	1.90	0.32
incl.	39.10	40.10	1.00	0.44
FLC003	18.54	21.10	2.56	0.31
incl.	19.30	20.33	1.03	0.49
	43.70	44.61	1.44	0.48

ATHABASCA BASIN
Fond du Lac
ATHABASCA BASIN
SASKATCHEWAN

Map Projection:
NAD 83
UTM ZONE 13

NTS:
74O06

Map drafted by:
Brian King
(CanAlaska Uranium Ltd.)

Date:
Sept. 2008

Figure 2 - Main Zone
Summer 2008 Drill Holes
Fond du Lac Project
Athabasca Basin, Saskatchewan

CanAlaska Uranium Ltd.

A
B
FLC002
FLC003
FLC001
OVERBURDEN
SANDSTONE
UNCONFORMITY
REGOLITH
BASEMENT
- 20m
- 40m
SHEAR ZONE
HEMATITE ZONE
SULPHIDE FRACTURING

Mineralized Zone Highlights - See Tables

Hole	From m	To m	Width m	Grade % U3O8
FLC002	17.20	20.40	3.20	0.22
	18.90	19.70	0.80	0.32
	23.45	23.50	0.05	1.07
	29.60	32.00	2.40	0.09
	39.10	41.00	1.90	0.32
incl.	39.10	40.10	1.00	0.44
FLC003	18.54	21.10	2.56	0.31
incl.	19.30	20.33	1.03	0.49
	43.70	44.61	1.44	0.48

ATHABASCA BASIN

Fond du Lac
ATHABASCA BASIN
SASKATCHEWAN

Map Projection:
NAD 83
UTM ZONE 13

NTS:
74O06

Map drafted by:
Brian King
(CanAlaska Uranium Ltd.)

Date:
Sept. 2008

Figure 3 - Drill Section A - B
Summer 2008 Drill Holes
Fond du Lac Project
Athabasca Basin, Saskatchewan

CanAlaska Uranium Ltd.

Across the project, there are multiple other zones, currently only loosely-defined by mineralized boulder trains (see attached figures for mineralized boulder trains and geophysical responses).  These other targets have been prospected during this summer’s work, and will be now be evaluated for drill programs over the coming months and during the winter.

The following tables give assay results for mineralized core, which was intercepted in holes FLC 002 and FLC 003.   Assay results over 0.05% U3O8 (1lb/ton) are highlighted.  Hole FLC 001, with trace mineralization, appears to be on the edge of the zone.  All mineralized core is from Athabasca sandstone at shallow depths.

Hole Number	Sample No	From (m)	To (m)	Width (m)	U (ppm)	Grade (% U3O8)
FLC003	24-0110	18.10	18.54	0.44	149.2	0.02
FLC003	24-0111	18.54	18.94	0.40	1690.3	0.20
FLC003	24-0112	18.94	19.30	0.36	184.4	0.02
FLC003	24-0113	19.30	19.88	0.58	2696.9	0.32
FLC003	24-0114	19.88	20.33	0.45	6089.4	0.72
FLC003	24-0115	20.33	20.50	0.17	1893.6	0.22
FLC003	24-0116	20.50	21.10	0.60	2390.4	0.28
FLC003	24-0117	21.10	21.50	0.40	158.7	0.02
	NS
FLC003	24-0118	22.00	22.50	0.50	2365.1	0.28
FLC003	24-0119	22.50	23.05	0.55	3878.8	0.46
FLC003	24-0120	23.05	23.50	0.45	411.1	0.05
FLC003	24-0121	23.50	23.77	0.27	181.6	0.02
FLC003	24-0122	23.77	24.30	0.53	1119.9	0.13
FLC003	24-0123	24.30	24.60	0.30	95.4	0.01
	NS
FLC003	24-0124	31.70	32.10	0.40	54.4	0.01
FLC003	24-0125	32.10	32.60	0.50	812.2	0.10
FLC003	24-0126	32.60	33.13	0.52	69.6	0.01
FLC003	24-0127	33.13	33.61	0.48	72.7	0.01
FLC003	24-0128	33.61	34.13	0.52	2304.0	0.27
FLC003	24-0129	34.13	34.55	0.42	127.7	0.02
FLC003	24-0130	34.55	35.10	0.55	152.2	0.02
FLC003	24-0131	35.10	35.70	0.60	7672.8	0.90
FLC003	24-0132	35.70	36.30	0.60	546.3	0.06
	NS
FLC003	24-0133	37.87	38.20	0.33	525.6	0.06
FLC003	24-0134	38.20	38.56	0.36	967.8	0.11
FLC003	24-0135	38.56	39.00	0.44	631.4	0.07
FLC003	24-0136	39.00	39.42	0.42	4486.0	0.53
FLC003	24-0137	39.42	39.72	0.30	501.1	0.06
	NS
FLC003	24-0138	40.24	40.55	0.31	884.1	0.10
FLC003	24-0139	40.55	40.94	0.39	2559.5	0.30
FLC003	24-0140	40.94	41.37	0.43	285.0	0.03
	NS
FLC003	24-0141	43.17	43.55	0.38	1939.7	0.23
FLC003	24-0142	43.55	43.94	0.39	>10000	>1.00
FLC003	24-0143	43.94	44.24	0.30	915.3	0.11
FLC003	24-0144	44.24	44.61	0.37	2421.6	0.29
FLC003	24-0145	44.61	44.93	0.32	89.0	0.01

Hole Number	Sample No	From (m)	To (m)	Width (m)	U (ppm)	Grade (% U3O8)
FLC002	24-0066	16.80	17.20	0.40	166.2	0.02
FLC002	24-0067	17.20	17.80	0.60	1101.6	0.13
FLC002	24-0068	17.80	18.40	0.60	110.5	0.01
FLC002	24-0069	18.40	18.90	0.50	1801.1	0.21
FLC002	24-0070	18.90	19.30	0.40	3367.6	0.40
FLC002	24-0071	19.30	19.70	0.40	2128.2	0.25
FLC002	24-0072	19.70	20.00	0.30	1453.3	0.17
FLC002	24-0073	20.00	20.40	0.40	4239.0	0.50
FLC002	24-0074	20.40	21.00	0.60	513.1	0.06
FLC002	24-0075	21.00	21.40	0.40	371.5	0.04
FLC002	24-0076	21.40	21.90	0.50	795.2	0.09
FLC002	24-0077	21.90	22.40	0.50	258.5	0.03
	NS
FLC002	24-0079	23.00	23.45	0.45	370.8	0.04
FLC002	24-0078	23.45	23.50	0.05	9107.7	1.07
FLC002	24-0080	23.50	23.60	0.10	95.2	0.01
FLC002	24-0082	23.60	23.80	0.20	83.9	0.01
FLC002	24-0081	23.80	24.20	0.40	501.3	0.06
FLC002	24-0083	24.20	24.60	0.40	152.2	0.02
FLC002	24-0085	24.60	24.85	0.25	2288.0	0.27
FLC002	24-0084	24.85	25.30	0.45	82.4	0.01
FLC002	24-0086	25.30	25.80	0.50	114.2	0.01
	NS
FLC002	24-0088	29.10	29.60	0.50	868.6	0.10
FLC002	24-0087	29.60	30.00	0.40	1121.3	0.13
FLC002	24-0089	30.00	30.40	0.40	289.9	0.03
FLC002	24-0091	30.40	30.55	0.15	152.3	0.02
FLC002	24-0090	30.55	30.80	0.25	1881.1	0.22
FLC002	24-0092	30.80	31.00	0.20	121.2	0.01
FLC002	24-0093	31.00	31.60	0.60	1101.9	0.13
FLC002	24-0094	31.60	32.00	0.40	111.6	0.01
FLC002	24-0096	32.00	32.20	0.20	32.7	0.00
FLC002	24-0095	32.20	32.50	0.30	64.6	0.01
FLC002	24-0098	32.50	32.80	0.30	30.7	0.00
FLC002	24-0097	32.80	33.30	0.50	88.5	0.01
FLC002	24-0099	33.30	33.80	0.50	72.1	0.01
	NS
FLC002	24-0100	39.10	39.70	0.60	2092.2	0.25
FLC002	24-0101	39.70	40.10	0.40	6128.6	0.72
FLC002	24-0102	40.10	40.47	0.37	2697.0	0.32
FLC002	24-0103	40.47	41.00	0.53	910.6	0.11
	NS

Hole Number	Sample No	From (m)	To (m)	Width (m)	U (ppm)	Grade (% U3O8)
FLC002	24-0104	42.10	42.60	0.50	127.9	0.02
FLC002	24-0105	42.60	43.04	0.44	667.8	0.08
	NS
FLC002	24-0106	43.66	44.17	0.51	60.4	0.01
	NS
FLC002	24-0107	46.00	46.50	0.50	179.6	0.02
FLC002	24-0108	46.50	46.90	0.40	418.9	0.05
FLC002	24-0109	46.90	47.36	0.46	135.8	0.02

Hole Number	Sample No	From (m)	To (m)	Width (m)	U (ppm)	Grade (% U3O8)
FLC001	24-0014	17.50	18.00	0.50	23.7	0.00
FLC001	24-0012	18.00	18.50	0.50	39.5	0.00
FLC001	24-0013	18.50	18.80	0.30	31.7	0.00
FLC001	24-0015	18.80	19.00	0.20	47.3	0.01
FLC001	24-0016	19.00	19.30	0.30	69.6	0.01
FLC001	24-0017	19.30	19.80	0.50	51.7	0.01
	NS
FLC001	24-0018	29.60	30.10	0.50	40.2	0.00
FLC001	24-0019	30.10	30.60	0.50	123.1	0.01
FLC001	24-0020	30.60	31.10	0.50	29.0	0.00
	NS
FLC001	24-0021	32.40	32.90	0.50	117.1	0.01
FLC001	24-0022	32.90	33.30	0.40	375.3	0.04
FLC001	24-0023	33.30	33.80	0.50	158.2	0.02
FLC001	24-0024	33.80	34.30	0.50	50.4	0.01
	NS
FLC001	24-0025	40.10	40.60	0.50	37.0	0.00
FLC001	24-0026	40.60	40.90	0.30	224.9	0.03
FLC001	24-0027	40.90	41.40	0.50	295.3	0.03
FLC001	24-0028	41.40	41.60	0.20	39.9	0.00
FLC001	24-0029	41.60	41.80	0.20	45.8	0.01
FLC001	24-0030	41.80	42.20	0.40	165.0	0.02
FLC001	24-0031	42.20	42.70	0.50	32.3	0.00
FLC001	24-0037	42.70	43.10	0.40	122.7	0.01
FLC001	24-0038	43.10	43.60	0.50	377.7	0.04
FLC001	24-0039	43.60	43.90	0.30	225.8	0.03
FLC001	24-0040	43.90	44.30	0.40	26.8	0.00
FLC001	24-0041	44.30	44.70	0.40	205.1	0.02
FLC001	24-0042	44.70	45.00	0.30	119.0	0.01
FLC001	24-0043	45.00	45.30	0.30	25.2	0.00
FLC001	24-0032	45.30	45.60	0.30	108.9	0.01
FLC001	24-0033	45.60	45.90	0.30	40.0	0.00
FLC001	24-0034	45.90	46.00	0.10	61.0	0.01
FLC001	24-0035	46.00	46.40	0.40	183.4	0.02
FLC001	24-0036	46.40	46.90	0.50	45.8	0.01

In the current drilling, a very significant zone of hematite alteration was intersected in basement rocks at the unconformity, under the better-mineralized uranium zone in the three drill holes.  This style of iron oxide mineralization is generally caused by oxidization from geothermal activity along fracture zones, and is a common indicator for most basement-hosted uranium deposits.  Strong clay and chlorite alteration, another common indicator, is also present in the basement rocks drilled in this current campaign.  Geophysical surveys are currently being used to define the next drill holes for this target.  Further drilling along strike will be required to define the extent and orientation of the present zone.

Prior geological information for the Fond du Lac mineralization is limited due to a lack of historical records.  However, previously-reported “lack of geophysical response” is not supported by CanAlaska’s results, which include evaluation of the drill core, response from the down-hole resistivity probing, the presence of sulphide mineralization in the core, preliminary results from a ground IP-resistivity survey, and a new gravity survey, which are currently being carried out.  The current geophysical surveys are evaluating the zone of mineralization and a surrounding area of 4.2 km2 in preparation for further drilling.

The Company received a work permit for the drilling at Fond du Lac from INAC (Indian and Northern Affairs Canada), with consent from the band and council of the Fond du Lac Denesuline First Nation.  This permit allowed the Company to commence exploration on the Reserve lands, and allows for the follow-up exploration of specific geophysical targets generated from recent VTEM airborne surveys and new ground surveys.  By agreement dated October 18th, 2006, the Company acquired from the Fond du Lac Denesuline First Nation an option to earn a 49% economic interest in the minerals resident on Fond du Lac reserve lands.  CanAlaska may exercise this option following the incurrence of $2 million in exploration expenditures and the payment of $130,000 and 300,000 Company shares.

Elsewhere in the Athabasca Basin, CanAlaska’s field crews are presently working at the Poplar Project, located along the northern boundary of the Basin, and at the Black Lake Project, on the Black Lake Denesuline First Nation Reserve.  A third drill crew is currently drilling at the Cree East Project in the south and further exploration will be staged during the late summer on the Company’s northern Lake Athabasca Project,.  The Company is very pleased with current operations, and is fully-funded for the summer-fall work programs thorough its joint venture partnerships and from current treasury.

All of the drill core samples from the Fond du Lac project were submitted to Acme Laboratories Vancouver, an ISO 9001:2000 accredited and qualified Canadian Laboratory, for their Group 4B analysis.  These samples were analysed for uranium and multi-element geochemistry by tri-acid digestion and ICP-MS.  The samples were collected by CanAlaska field geologists under the supervision of Dr. Karl Schimann, and were shipped in secure containment to the laboratories noted above.  Peter Dasler, M.Sc. P Geo. is the qualified technical person responsible for this news release.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Frances Petryshen

Telephone:  604-688-3211      Facsimile:  604-688-3217

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 15th day of September 2008.